U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549
                                               FORM 12b-25

                                       NOTIFICATION OF LATE FILING
                                               (Check One):

   [X] Form 10-K  [ ]  Form 20-F  [ ]   11-K  [ ]  Form 10-Q  [ ] Form N-SAR

       For Period Ended:  April 30, 1996

               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR

               For        the        Transition        Period        Ended:
          _________________________________________________________________
          _________________________________________________________________


               Nothing in this form  shall be construed to imply   that the
          Commission has verified any information contained herein.

          _________________________________________________________________

               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________

          _________________________________________________________________
               Part I - Registrant Information

          _________________________________________________________________

               Full Name of Registrant:  Biosynergy, Inc.

               Former Name if Applicable:  Not Applicable

               Address of  Principal Executive Office  (Street and Number):
           1940 E. Devon Avenue, Elk Grove Village, Illinois 60007
          _________________________________________________________________

               Part II - Rules 12b-25 (b) and (c)

          _________________________________________________________________

               If  the  subject    report  could  not  be  filed    without
          unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate) Yes ________ No _________

               (a)   The  reasons described  in reasonable  detail  in Part
          III   of this form  could not be eliminated  without unreasonable effort or expense;

               (b) The subject annual report, semi-annual, transition report on Form 10-K; Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be file don or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          _________________________________________________________________
          Federal Securities Laws                         Section 33,321

               Part III - Narrative
          _________________________________________________________________
               State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

               The Registrant is required to file its annual report on Form 10K on or before July 29, 1997. The annual report has been drafted and all financial statements completed. The attorneys for the Registrant recently converted to a Windows 95 computer operating system. For unknown reasons, the conversion of the annual report to EDGAR is not operating properly and the annual report must be redrafted on the old computer system. As a result of these unforeseen problems, the Registrant is unable to file its annual report and thus needs additional time.

               Part IV - Other Information
          _________________________________________________________________

               (1) Name and telephone number of person to contract in regard to this notification: Lauane C. Addis (312) 236-4111

               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
          no, identify report(s).       [X] Yes   [ ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] Yes   [X] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Biosynergy, Inc.
          _________________________________________________________________
               (Name of Registrant as specified in charter)

              has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

               Date: July 28, 1997         By: /s/ LAUANE  C. ADDIS /s/
                                           ____________________________
                                           Lauane C. Addis, Secretary

               INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
          _________________________________________________________________

                                     ATTENTION

               Intentional   misstatements    or     omissions  of     fact
          constitute  Federal Criminal Violations (See 18 U.S.C. 1001).